Exhibit 3.3
LLC Operating Agreement for Single-Member LLC

1.  Names This operating agreement is made by Driver Passport LLC, a North Dakota limited liability company (Company), and Randy R. Brown (Member).
2.  Formation
The Company has been formed under the North Dakota statute authorizing the formation of limited liability companies. The purpose of the Company is stated in the articles of organization.
3.  Offices
The Company will have one or more offices at places the Member designates. The initial registered office of the Company is located at:
PO Box 13458
Grand Forks, North Dakota 58208-3458
and the Member is the resident agent.
4.  Management The Member has the right to manage the Company's business. The Member may delegate to another person the authority to perform specified acts on behalf of the Company.
5.  Capital Contributions
The Member will contribute $100 to the Company in exchange for the Member's ownership interest in the Company. The Member will not be paid interest on this capital contribution.

6.  Taxes
For federal tax purposes, the Company will be taxed as a sole proprietorship, with profits and losses passing through to the Member.
7.  Funds
The Member will determine the financial institution that will hold Company funds and will determine the authorized signatures on Company accounts.
8.  Additional Members
The Company may admit one or more additional members upon such terms as are determined by the Company and the Member. If new members are admitted, the articles of organization and the operating agreement will be appropriately amended.
9.  Distributions
The Member will determine when and how cash and other assets of the Company will be distributed.

Driver Passport LLC,
a North Dakota limited liability company

Dated: October 12, 2004

By: /s/ Randy R. Brown, Sole Member
Randy R. Brown, Sole Member
1168 12th St NE, PO Box 13458
Grand Forks, North Dakota 58208-3458

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